Filed by Hertz Global Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2(b) of the Securities Exchange Act of 1934

Subject Company:
Dollar Thrifty Automotive Group, Inc.
Commision File No. 333-174042

ADDITIONAL INFORMATION

Hertz Global Holdings, Inc. (“Hertz”) has filed a Registration Statement on Form S-4 and will file a Tender Offer Statement on Schedule TO (collectively, with the accompanying Letter of Transmittal and related documents, the “Exchange Offer Documents”) with the Securities and Exchange Commission (the “SEC”) in connection with the proposed offer (the “Exchange Offer”) by HDTMS, Inc., a wholly owned subsidiary of Hertz, to exchange each issued and outstanding share of common stock of Dollar Thrifty Automotive Group, Inc. (“Dollar Thrifty”) for $57.60 in cash and 0.8546 shares of Hertz common stock. The Exchange Offer has not yet formally commenced. This communication is for informational purposes only and does not constitute an offer to exchange, or a solicitation of an offer to exchange, shares of Dollar Thrifty common stock, nor is it a substitute for the Exchange Offer Documents. The Exchange Offer will be made only through the Exchange Offer Documents.

Security holders and investors may obtain, when available, any of the foregoing documents, including the Exchange Offer Documents, for free by visiting EDGAR on the SEC website at www.sec.gov.  The Exchange Offer Documents will also be available free of charge from Hertz following commencement of the Exchange Offer. SECURITY HOLDERS AND INVESTORS OF HERTZ AND DOLLAR THRIFTY ARE URGED TO READ ANY SUCH DOCUMENTS CAREFULLY IN THEIR ENTIRETY BEFORE MAKING ANY INVESTMENT DECISION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

FORWARD-LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements. These statements are based on the current expectations and beliefs of Hertz and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) Hertz may be unable to obtain regulatory approvals required for the Exchange Offer or may be required to accept conditions that could reduce the anticipated benefits of the Exchange Offer as a condition to obtaining regulatory approvals; (2) Dollar Thrifty stockholders may not tender a sufficient number of shares into the Exchange Offer or Hertz may otherwise be unable to consummate the Exchange Offer; (3) the length of time necessary to consummate the Exchange Offer may be longer than anticipated; (4) problems may arise in successfully integrating the businesses of Hertz and Dollar Thrifty and Hertz may not realize the anticipated synergies and other benefits following the Exchange Offer; (5) the Exchange Offer may involve unexpected costs; (6) the Hertz and Dollar Thrifty businesses may suffer as a result of uncertainty surrounding the Exchange Offer; and (7) Hertz and/or Dollar Thrifty may be adversely affected by the other risks described in the SEC reports of Hertz and Dollar Thrifty. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Hertz. Hertz assumes no obligation and expressly disclaims any duty to update the information contained herein except as required by law.

* * *

On May 19, 2011, Elyse Douglas, Hertz’s Chief Financial Officer, gave a presentation at the UBS Leveraged Finance Conference.  Below are excerpts from the transcription of the conference related to Hertz’s proposed acquisition of Dollar Thrifty:

Unidentified Participant

Can you please update us on the status of your bid for Thrifty?

Elyse Douglas - HERTZ CORP - CFO

Oh, our bid for Dollar Thrifty.  There’s really no change.  We’re out there with our offer, and we’re doing exactly what we said we were going to do, which is really working with the FTC to come to closure so that we can get our consent decree in hand.  So really no new updates.

Unidentified Participant

Elyse, could you just talk about what the FTC could require you to do in addition to selling the Advantage brand?

Elyse Douglas - HERTZ CORP - CFO

Sure.  I think there’s been some confusion about this so let me just clarify.  We’ve been in discussions.  We were pretty far down the road back in September when we went for the shareholder vote.  We’ve continued our discussions.  We know what’s required is for us to sell Advantage, and to sell it to an individual who has the ability to compete in the marketplace.  So the FTC will be looking for a sale of Advantage plus some additional counter space basically to the Advantage buyer, because the issue with the FTC is they want to make sure that the buyer of Advantage has a critical mass of business to be able to compete.  So what we’ll be required to divest will be Advantage plus we may have to give some counter space to the buyer of Advantage, as well.

Unidentified Participant

Just curious if you could help me understand, the counter space that you would give up, how would that impact your business?  Do you expect to go get additional counter space?

Elyse Douglas - HERTZ CORP - CFO

You know, it really would vary by the specific airport.  So, for instance, there may be an airport where Dollar and Thrifty have separate counters.  We could potentially give up a counter and dual brand another.  It could be a situation where we don’t have that flexibility and we’d have to give up a counter, but it doesn’t mean we couldn’t open up an off airport location.  So there’s lots of variations and it really is going to depend airport-by-airport.

Unidentified Participant

I guess I’m trying to understand what the logic is of the additional counter space.  Is it because Advantage doesn’t have any space at all at the airport?  What’s the logic?

Elyse Douglas - HERTZ CORP - CFO

It would be a situation where they’re not at the airport today.

Unidentified Participant

How many of those are there?

Elyse Douglas - HERTZ CORP - CFO

That’s a negotiation with the FTC.

Unidentified Participant

No, I mean for the company now, how many of the Advantage sites now don’t have airport exposure?

Elyse Douglas - HERTZ CORP - CFO

About half of our locations today are off airport.  About half on airport, half off airport.

Unidentified Participant

So the worst case scenario would be you'd have to give up half of your Advantage sites that don’t have counter space, you’d have to give them counter space?

Elyse Douglas - HERTZ CORP - CFO

I don’t think it’s that much.

Leslie Hunziker - HERTZ CORP - VP IR

Keep in mind all of the space that we have today will be divested.  We’ll be giving it all up.  The additional is, what she’s saying is, where we have a planned rollout in the future to open locations, if we need to help the buyer of Advantage get onto those locations as a new brand in those locations.

Elyse Douglas - HERTZ CORP - CFO

And they’re not looking at every off airport and saying you have to be on airport, that’s not what they’re saying.  They’re saying, in addition to what your footprint looks like today, there may be some key markets where we think you need to have an airport presence.  So it’s not all of them.

Unidentified Participant

And then the last one was, given how far along you were back then, do you feel like you now are starting where you left off or are you starting from scratch?

Elyse Douglas - HERTZ CORP - CFO

Pretty much.  Yeah, I think were pretty much caught up to where we were back in September.

Unidentified Participant

Now back then if I vaguely remember, you were close to, in your mind, close to being done because you were looking to have the bid done and executed.  So does that mean you’re within a couple month period now?

Elyse Douglas - HERTZ CORP - CFO

Back in September what we really needed to do was find a buyer for Advantage, and that is exactly what we are doing right now is finding a buyer for Advantage.

Unidentified Participant

And you think that process . . .  (Inaudible)

Elyse Douglas - HERTZ CORP - CFO

You know, we think we can get this done probably as early as July or as late as September, that’s kind of the window we’re focused on.

Unidentified Participant

Elyse, you talked about the transaction as it’s currently offered being credit neutral to slightly credit positive.  I think most of the market would expect Avis to come back with a bid.  Is there a scenario where you envision this not being credit neutral and how do you think the rating agencies would react in that scenario?

Elyse Douglas - HERTZ CORP - CFO

We’ve obviously talked to the ratings agencies.  They do have us on negative watch, but that’s really more . . . .   They really have to do that until the situation gets resolved.  We don’t believe, certainly the transaction as it’s structured today, we don’t think we have an issue, we think its credit neutral and clearly credit positive when you factor in the potential synergies.  Our goal is for this transaction to be credit neutral, and if it’s not credit neutral out of the box it would be credit neutral in a reasonably short period of time, say 12 months.  And we obviously have some flexibility in terms of how we structure the deal.  So our goal is to be credit neutral, worst case within a 12 month period, and we think that will preserve the ratings.

Unidentified Participant

What would your risk fleet look like pro forma?  What percent would be risk fleet if the transaction goes through?

Elyse Douglas - HERTZ CORP - CFO

What would our percentage of risk fleet be if we bought Dollar Thrifty?  It would probably be a little bit higher.  Dollar Thrifty has a 95% risk fleet, they have about 100,000 cars, we have about 400,000 cars, so it might be slightly higher than where we are today.  But we are certainly very comfortable with a higher risk fleet, as I mentioned.

* * *